EXHIBIT 10.175

                             AMENDMENT TO AGREEMENT

         This Amendment ("Amendment") to the Option Agreement dated June 13, 1996 (the "Option") is made this 8th day of August 1997, but effective retroactive to the date of the Option, by and between Nona Morelli's II Inc. ("Optionor") and Joseph Monterosso ("Optionee").

         WHEREAS, pursuant to the Option, Optionee has the right to purchase up to 250,000 shares of Series B Preferred Stock (the "B Preferred Shares") of NuOasis Gaming Inc., now known as Group V Corporation ("Group V"), at a price of $13.00 per share; and,

         WHEREAS, on June 4, 1997 (the "June 1997 Modification") Optionor agreed with Optionee to accept certain securities, consisting of shares of common stock of Network Long Distance Inc., a Delaware corporation (the "Network Shares"), in lieu of the cash towards the purchase price on the unexercised portion of the B Preferred Shares; and,

         WHEREAS, Optionee has not yet been able to effect the transfer of the Network Shares to Optionor and there is some uncertainty that such securities can be transferred prior to the expiration of the Option; and,

         WHEREAS, Optionor is willing to extend the term of the Option pursuant to the terms of this Amendment upon the terms and conditions hereof.

         NOW, THEREFORE, in consideration for the covenants and promises made herein, and for other good and valuable consideration, the sufficiency and adequacy of which is hereby mutually acknowledged and agreed by the parties hereto, Optionee and Optionor hereby agree as follows:

1. The parties mutually agree and the Option is hereby extended: the Option shall expire on August 15, 1997.

2. The parties mutually agree and the Option is hereby amended: the purchase price for each B Preferred Share, unexercised as of the date hereof, is approximately $72.20 per share.

3. Optionor agrees to accept $1,585,467, consisting of $121,959 in cash and 195,006 shares of the Network Shares, valued at approximately $1,463,508, or $7.50 per share on a discounted basis, as the full purchase price on 21,959 shares of the remaining B Preferred Shares not previously purchased (the "Phase III Purchase").

4. Optionee and Optionor mutually agree that the Option as to 100,000 B Preferred Shares remaining unexercised, giving effect to the Phase III purchase, shall hereby terminate.

Except as amended and modified by this Amendment, the terms and conditions of the Option shall otherwise remain in force and effect as stated therein.

                                                         [NM\AGR:BSHRAMND.AGR]-5

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A facsimile,  telecopy or other  reproduction of this instrument may be executed by one or more parties hereto and such executed copy may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this instrument as well as any facsimile, telecopy or other reproduction hereof.

                                        "Optionor"
                                        Nona Morelli's II Inc.

                                        By:  /s/  Fred G. Luke
                                             ----------------------------------
                                        Name:     Fred G. Luke
                                        Title:    Chief Executive Officer

                                        "Optionee"

                                        /s/       Joseph Monterosso
                                        ---------------------------------------
                                                  Joseph Monterosso

                                                         [NM\AGR:BSHRAMND.AGR]-5

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